  EXHIBIT 99.1

November 8, 2018	News Release 18-18

Pretivm Reports Third Quarter 2018 Results

Brucejack Mine delivers profitability; significant cash build

Vancouver, British Columbia, November 8, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report financial and operating results for the third quarter and first nine months of 2018.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) available on the Company’s website and on SEDAR and EDGAR.

“Brucejack delivered another profitable quarter in a declining gold price environment, which speaks to the robust economics of the mine,” said Joseph Ovsenek, President & CEO of Pretivm. “We have generated significant earnings from mine operations every quarter since achieving commercial production, and have built a cash balance of over $190 million. We remain on track to refinance our construction debt facility and repurchase the precious metals stream by year-end without issuing equity.”

Third Quarter 2018 Summary

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Production of 92,641 ounces of gold at a mill feed grade of 12.4 grams per tonne gold.

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Revenue of $110.1 million on 94,458 ounces of gold sold.

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Total cost of sales $72.5 million or $767 per ounce of gold sold1.

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All-in Sustaining Cost (“AISC”)1 of $709 per ounce of gold sold.

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Net earnings of $10.7 million ($0.06 per share).

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Adjusted earnings1 of $26.3 million ($0.14 per share).

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Generated $52.4 million cash from operating activities.

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Cash and cash equivalents balance of $190.3 million as at September 30, 2018.

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Notice was delivered to repurchase 100% of the gold and silver stream that was sold as part of the construction financing package.

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Subsequent to the end of the quarter, a commitment letter for a fully underwritten $480.0 million debt facility to refinance the existing construction credit facility was executed.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

Third Quarter Production Overview

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Production totaled 92,641 ounces of gold and 95,741 ounces of silver compared to 82,203 ounces of gold and 83,233 ounces of silver in the third quarter 2017. Year to date 2018 production totaled 279,670 ounces of gold and 308,676 ounces of silver.

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Mill feed grade averaged 12.4 grams per tonne gold compared to 10.5 grams per tonne gold in the third quarter 2017. Year to date 2018 mill feed grade averaged 12.0 grams per tonne gold.

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Gold recoveries averaged 97.4% compared to 96.5% in the third quarter 2017. Year to date 2018 recoveries averaged 97.4%.

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Process plant throughput averaged 2,610 tonnes per day for a total of 240,122 tonnes of ore compared to 2,840 tonnes per day for a total of 261,262 tonnes of ore in the third quarter 2017. Year to date 2018 process plant throughput averaged 2,705 tonnes per day for a total of 738,555 tonnes of ore.

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Mine development remained at a rate of approximately 700 meters per month during the quarter.

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The sequence of the mine plan and the availability of stopes for optimal blending are the main drivers of our gold production. We anticipate narrowing the range of grade variability as development advances.

Operating Results
		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017(1)

Ore mined	t	255,227	271,534	772,072	271,534
Mining rate	tpd	2,774	2,951	2,828	2,951

Ore milled	t	240,122	261,262	738,555	261,262
Head grade	g/t Au	12.4	10.5	12.0	10.5
Recovery	%	97.4	96.5	97.4	96.5
Mill throughput	tpd	2,610	2,840	2,705	2,840

Gold ounces produced	oz	92,641	82,203	279,670	82,203
Silver ounces produced	oz	95,741	83,233	308,676	83,233

Gold ounces sold	oz	94,458	55,413	278,417	55,413
Silver ounces sold	oz	87,110	19,846	289,710	19,846
The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).
(1) Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.

Third Quarter Financial Overview
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Revenue of $110.1 million compared to revenue of $70.9 million in the third quarter 2017. Revenue includes a loss on trade receivables at fair value related to provisional pricing adjustments of $1.6 million. The comparable period is the third quarter 2017 which was the Company’s first quarter of production after commercial production was achieved on July 1, 2017. Year to date 2018, the Company generated revenue of $346.0 million.

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The Company sold 94,458 ounces of gold at an average realized price of $1,169 per ounce generating $110.4 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4.3 million, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the quarter ended September 30, 2018 was $1,213 per ounce. In the comparable period, the sale of 55,413 ounces of gold contributed $71.0 million at an average realized price of $1,281 per ounce. Year to date 2018, the Company sold 278,417 ounces of gold generating $345.1 million in revenue.

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Total cost of sales was $72.5 million or $767 per ounce of gold sold. In the third quarter 2017, total cost of sales was $44.9 million or $810 per ounce of gold sold. Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs. Year to date 2018 total cost of sales was $231.4 million or $831 per ounce.

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Total cash cost1 was $568 per ounce of gold sold and AISC was $709 per ounce of gold sold. In the third quarter 2017, total cash cost was $656 per ounce of gold sold and AISC was $788 per ounce of gold sold. Year to date total cash cost was $627 per ounce of gold sold and AISC was $758 per ounce of gold sold.

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Sustaining capital expenditures amounted to $5.2 million compared to $3.5 million in the third quarter 2017. Year to date 2018 sustaining capital incurred was $12.8 million.

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Earnings from mine operations1 were $37.6 million compared to $26.0 million in the third quarter 2017. Year to date 2018 earnings from mine operations were $114.5 million.

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Net earnings were $10.7 million compared to a net loss of $7.0 million in the third quarter 2017. Year to date 2018 net earnings were $33.8 million.

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Adjusted earnings were $26.3 million compared to $14.0 million in the third quarter 2017. Year to date 2018 adjusted earnings were $79.2 million.

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Cash generated from operating activities was $52.4 million compared to $47.5 million in the third quarter 2017. Year to date 2018 cash generated from operations was $154.4 million.

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Cash and cash equivalents were $190.3 million as at September 30, 2018 increasing $134.0 million from $56.3 million at December 31, 2017.

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On September 24, 2018, the Company provided notice of its intention to repurchase 100% of the callable 8% precious metals stream for $237.0 million. The stream was sold by Pretivm as part of the construction financing package for the Brucejack Mine.

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Subsequent to September 30, 2018, the Company signed a commitment letter for a fully underwritten $480.0 million debt facility to be drawn to refinance the existing construction credit facility of approximately $423.8 million due on December 31, 2018, for the construction of the Brucejack Mine. The debt facility will be available by way of a $250.0 million secured amortizing non-revolving credit facility and a $230.0 million senior secured revolving credit facility. Funds from the revolving facility will also be available for general corporate purposes including, if necessary, to support the repurchase of 100% of the precious metals stream. (See news release dated October 4, 2018.)

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Upon completion of the debt settlement and refinancing transactions in the fourth quarter of 2018, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flow.

Financial Results
In thousands of USD,		Three months ended September 30,		Nine months ended September 30,
except for per ounce data		2018	2017	2018	2017(1)
Revenue		$110,060	70,875	345,960	70,875
Earnings from mine operations (2)		$37,608	25,963	114,512	25,963
Net earnings (loss) for the period		$10,734	(6,975)	33,773	(13,733)
Per share - basic	$/share	0.06	(0.04)	0.19	(0.08)
Per share - diluted	$/share	0.06	(0.04)	0.19	(0.08)
Adjusted earnings (2)		$26,327	13,951	79,172	4,684
Per share - basic (2)	$/share	0.14	0.08	0.43	0.03
Total cash and cash equivalents		$190,318	53,774	190,318	53,774
Cash generated from operating activities		52,364	47,470	154,358	39,913
Total assets		$1,771,543	1,673,601	1,771,543	1,673,601
Long-term debt (3)		$59,610	639,975	59,610	639,975
Total cash costs (2)	$/oz	568	656	627	656
All-in sustaining costs (2)	$/oz	709	788	758	-
Average realized price (2)	$/oz	1,169	1,281	1,239	1,281
Average realized cash margin (2)	$/oz	601	625	612	625
(1) Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.
(2) Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(3) Long-term debt does not include the current portion of the Company’s senior secured Credit Facility and the Stream Obligation in the amount of $641,468 as at September 30, 2018.

Second Half 2018 Outlook

H2 2018 production guidance

Gold production at the Brucejack Mine for the second half of 2018 is expected in the range of 200,000 to 220,000 ounces, for total 2018 gold production of 387,000 to 407,000 ounces. With our production of 92,641 ounces of gold in the third quarter, we are on track to meet the lower end of our H2 2018 production guidance.

H2 2018 financial guidance

All-in sustaining costs for the second half of 2018 are expected to range from $710 to $770 per ounce gold sold. With our AISC of $709 per ounce gold sold in the third quarter, we are on track to meet our H2 2018 AISC guidance. As production has reached steady state at the Brucejack Mine, an increased focus has been placed on operational efficiency to reduce costs.

Stream Repurchase and Debt Refinancing

We remain on track to repurchase 100% of the precious metals stream and refinance the existing construction credit facility during the fourth quarter without issuing equity.

Organic Growth Opportunities

Application to increase production rate

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25 million which is expected to be incurred in 2019. The approval process is expected to be completed by year end.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Regional grass-roots exploration

The 2018 regional grass-roots exploration program, which includes geophysical studies, continued regional prospecting and mapping and diamond drilling on several high priority gold targets with respect to the Bowser Claims, is substantially complete. The 2018 program follows up on the comprehensive regional exploration that has previously been completed on the 1,250-square-kilometer, wholly-owned property. To date, the program has resulted in the identification of several distinct areas that have the potential to host mineralized zones similar to the Valley of the Kings and Eskay Creek deposits. An 8,240 meter regional exploration drill program which comprised 24 drill holes on five high-priority targets was completed through this year’s field season. The drilling was completed on October 10, 2018. Assays and results from the program are anticipated later this year.

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3.0 million. The proceeds of the private placement of flow-through common shares were used to fund a portion of the 2018 grass-roots exploration program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

Our unaudited condensed consolidated interim Financial Statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2018 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the third quarter 2018 operational and financial results will take place Friday, November 9th, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, November 9, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until November 24, 2018:

Toll Free (North America)	1-800-319-6413
Access Code	2560

About Pretivm
Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation and discussion of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017(1)

Gold ounces sold	94,458	55,413	278,417	55,413

Cost of sales per ounce sold reconciliation
Cost of sales	$72,452	$44,912	$231,448	$44,912
Cost of sales per ounce of gold sold	$767	$810	$831	$810

Total cash costs reconciliation
Cost of sales	$72,452	$44,912	$231,448	$44,912
Less: Depreciation and depletion	(16,949)	(8,106)	(50,816)	(8,106)
Less: Site share-based compensation	(569)	(124)	(1,809)	(124)
Less: Silver revenue	(1,251)	(324)	(4,212)	(324)
Total cash costs	$53,683	$36,358	$174,611	$36,358
Total cash costs per ounce of gold sold	$568	$656	$627	$656
 (1) Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD,	September 30,	September 30,	September 30,	September 30,
except for per ounce data	2018	2017	2018	2017(1)
Gold ounces sold	94,458	55,413	278,417	-
All-in sustaining costs reconciliation
Total cash costs	$53,683	$36,358	$174,611	$-
Sustaining capital expenditures(2)	5,189	3,526	12,813	-
Accretion on decommissioning and	136	146	432	-
restoration provision
Treatment and refinery charges	4,267	1,044	12,387	-
Site share-based compensation	569	124	1,809	-
Corporate administrative costs(3)	3,110	2,484	8,934	-
Total all-in sustaining costs	$66,954	$43,682	$210,986	$-
All-in sustaining costs per ounce of gold sold	$709	$788	$758	$-
(1) AISC for the nine-months ended September 30, 2017 was not disclosed as commercial production results only commenced on July 1, 2017.
(2) Sustaining capital expenditures includes deferred development costs.
(3) Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD, except for per ounce data	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017(1)

Revenue from contracts with customers(2)	$111,658	$71,323	$349,304	$71,323
Less: Silver revenue	(1,251)	(324)	(4,212)	(324)
Gold revenue(3)	$110,407	$70,999	$345,092	$70,999
Gold ounces sold	94,458	55,413	278,417	55,413
Average realized price	$1,169	$1,281	$1,239	$1,281
Less: Total cash costs per ounce of sold	(568)	(656)	(627)	(656)
Average realized cash margin per ounce of gold sold	$601	$625	$612	$625
(1) Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.
(2) Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,327 (2017 – $1,044) and $12,600 (2017 – $1,044) for the three and nine months ended September 30, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,267 (2017 – $1,026) and $12,387 (2017 - $1,026) for the three and nine months ended September 30, 2018, respectively.
(3) Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,598 (2017 - $448) and $3,344 (2017 - $448) for the three and nine months ended September 30, 2018, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: (gain) loss on financial instruments at fair value, amortization of discount on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD,	September 30,	September 30,	September 30,	September 30,
except for per ounce data	2018	2017	2018	2017
Basic weighted average shares outstanding	183,069,568	181,317,140	182,634,260	180,943,434
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings (loss) for the period	$10,734	$(6,975)	$33,773	$(13,733)
Adjusted for:
Loss on financial instruments at fair value	7,321	14,210	6,377	17,970
Amortization of discount on senior secured term credit facility	7,143	5,657	20,051	5,657
Accretion on convertible notes	1,404	1,404	4,165	1,404
Deferred income tax expense (recovery)	(275)	(345)	14,806	(6,614)
Adjusted earnings	$26,327	$13,951	$79,172	$4,684
Adjusted basic earnings per share	$0.14	$0.08	$0.43	$0.03

Earnings from mine operations

Earnings from mine operations provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), gains (losses) on financial instruments at fair value, interest and finance income and expense and taxation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the nine months ended
In thousands of USD	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017(1)
Revenue	$110,160	70,875	345,960	70,875
Cost of sales	72,452	$44,912	$231,448	$44,912
Earnings from mine operations	$37,608	$25,963	$114,512	$25,963
 (1) Data for the nine months ended September 30, 2017 covers the period commencing from July 1, 2017, the date the Brucejack Mine achieved commercial production, to September 30, 2017.

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; the refinancing of the Company’s construction debt facility, including the terms of such refinancing, the intended use of proceeds and the timing thereof; the repurchase of the Company’s precious metals stream, including the timing thereof and the source of funds; anticipated results of our operations; source of funds for future operating and debt settlement requirements; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.